UNITES STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

SMARTPAY EXPRESS, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

831718 101
(CUSIP Number)

Xiuhe Li, Shareholder
5th Floor, Chigo Sales Center
Fenggang Road, Lishui Town, Nanhai
Guangdong Province, The People’s Republic of China
Tel: (011) 852-6873-0043
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2008
(Date of Event Which Requires Filing of This Statement)

Copies To:

Harold H. Martin, Esq.
Martin & Pritchett, P.A.
17115 Kenton Drive, Suite 202A
Cornelius, North Carolina  28031
Tel:  (704) 584-0268
Fax:  (704) 895-1528

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xiuhe Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
	7	SOLE VOTING POWER 17,407,550
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,407,550
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,407,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.13%
14	TYPE OF REPORTING PERSON IN

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Profit Gain Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7	SOLE VOTING POWER 17,407,550
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,407,550
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,407,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.13%
14	TYPE OF REPORTING PERSON HC

Item 1.                      Security and Issuer.

This Statement relates to shares of common stock, $.001 par value (the “Common Stock”), of SmartPay Express, Inc., a Nevada corporation (the “Issuer”). At present, there are 51,000,000 issued and outstanding shares of Common Stock, and a total of 300,000,000 authorized shares of Common Stock.

The Reporting Persons are Xiuhe Li, a citizen and resident of New Zealand (hereinafter, “Ms. Li”), who is the CEO, CFO and Sole Owner of Profit Gain Management Limited,  a corporation organized and existing under the laws of the British Virgin Islands (“Profit Gain”). Profit Gain is also the other Reporting Person. The Reporting Persons are each the beneficial owners of 17,405,550 shares of Common Stock.

The Issuer’s principal executive offices are located at 5th Floor, Chigo Sales Center, Fenggang Road, Lishui Town, Nanhai, Guangdong Province, P.R. China.

Item 2.                      Identity and Background.

a.	The names of the Reporting Persons are Ms. Li and Profit Gain.

b.
The business address of Ms. Li is 5th Floor, Chigo Sales Center, Fenggang Road, Lishui Town, Nanhai, Guangdong Province, P.R. China.  The registered office of Profit Gain is also 5th Floor, Chigo Sales Center, Fenggang Road, Lishui Town, Nanhai, Guangdong Province, P.R. China.

c.
Ms. Li’s principal business is acting as a private investor.  Ms. Li is also the CEO, CFO and Sole Owner of Profit Gain.  Profit Gain’s principal business is that of a holding company for investments made by Ms. Li.

d.	During the past five years, neither Ms. Li nor Profit Gain has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, neither Ms. Li nor Profit Gain has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Profit Gain is a company organized and existing under the laws of the British Virgin Islands.

Item 3.                      Source and Amount of Funds or Other Consideration.

Pursuant to a Share Exchange Agreement, dated October 10, 2007 (the “Agreement”), between and among Axiom III, Inc., a Nevada corporation (“AXIO”), Duane Bennett, the Chief Executive Officer and sole Director of AXIO (“Bennett”), Eastern Concept Development Ltd., a corporation organized and existing under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Eastern Concept”), Mr. Benny Lee, the sole shareholder of Eastern Concept (“Eastern Concept Shareholder”), Foshan Wanzhi Electron S&T Co., Ltd., a corporation organized under the laws of the People’s Republic of China (“Foshan”),and Jun Chen, the representative of the shareholders of Foshan (“Foshan Shareholders”), the Eastern Concept Shareholder exchanged all of the share capital of Eastern Concept for 35,351,667 shares of Common Stock of AXIO, or 70.7% of the total 50,000,000 issued and outstanding shares of common stock of AXIO after giving effect to the share exchange.  As additional consideration, the Eastern Concept Shareholder agreed to pay $262,500 to the North East Nominee Trust, which was the majority shareholder of AXIO. Bennett is the trustee of the North East Nominee Trust, whose corpus is held for the benefit of his children. The Agreement was attached as exhibit 2.1 to a Form 8-K filed with the Commission on October 24, 2007, and is incorporated by reference hereby.

Subsequently, Eastern Concept Corporate Consulting (Shenzhen) Limited, a company organized and existing under the laws of the People’s Republic of China and a wholly owned subsidiary of Eastern Concept (“Eastern Concept Consulting”), entered into a Share Exchange Agreement, dated November 6, 2007, with the shareholders of Foshan pursuant to which the shareholders of Foshan agreed to exchange 100% of the share capital of Foshan for a purchase price of approximately $1.3 million. The share exchange transaction was consummated on November 9, 2007, and, as a result, Foshan became a wholly owned subsidiary of Eastern Concept Consulting. The Share Exchange Agreement was attached as exhibit 2.2 to a Form 8-K filed with the Commission on November 9, 2007, and is incorporated by reference hereby.

Eastern Concept is a holding company, with audited and pro forma financials presented in the 8-K that was filed on October 24, 2007, whose sole purpose was to effect the reverse merger with AXIO and later consummate an acquisition of the share capital of Foshan from its shareholders for approximately $1.3 million. Foshan is principally engaged in providing smart card payment systems and related value-added services mainly in the Guangdong province of the People’s Republic of China. Foshan is a “non-bank” card issuer/operator with support from the municipal government and approval from the People’s Bank of China to collect deposits as prepayment stored in the chip embedded in the cards that it issues.

After the Share Exchange was consummated, AXIO changed its name to SmartPay Express, Inc. and increased its authorized Common Stock to 300,000,000 shares pursuant to a Definitive Schedule 14C dated December 18, 2007.

Mr. Mon Hung Lew acquired indirect ownership of 17,407,550 shares of Common Stock from Benny Lee, the Chairman, CEO and Secretary of SmartPay Express, Inc. through a corporation known as Profit Gain.  Mr. Lew recently sold the two outstanding shares of common stock of Profit Gain to Ms. Li in a private transaction.

There were no funds or other consideration paid by Ms. Li to acquire indirect ownership of the shares reported herein.

Item 4.                      Purpose of Transaction.

The purpose of the transactions were to transfer two shares of Profit Gain to Ms. Li, which gives her control over the 17,407,550 shares of Common Stock of the Issuer. This does not represent a change of control of the Issuer within the meaning of Rule 405 under the Securities Act of 1933, as amended.

Other than as heretofore described, neither Ms. Li nor Profit Gain has any plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5.                      Interest in Securities of the Issuer.

a.           At present, Ms. Li and Profit Gain beneficially own 17,407,550 shares of common stock. Ms. Li and Profit Gain disclaim any membership in a group within the meaning of Section 13(d)(3) of the Act.

b.           The following table indicates the number of shares as to which Ms. Li has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Profit Gain takes the position that Profit Gain, by itself, does not have any voting power or dispositive power with respect to the Common Stock, although it is the record owner and a beneficial owner of the Common Stock. Accordingly, it is not listed in the following table.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding

Ms. Li	17,407,550	34.13%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding

Ms. Li	-0-	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding

Ms. Li	17,407,550	34.8%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding

Ms. Li	-0-	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Refer to the discussion under Item 4, above, with respect to any contracts, arrangements, understandings or relationships among Ms. Li and Profit Gain and between such persons and any person with respect to any securities of the Issuer. Ms. Li and Profit Gain represent that no such contracts, arrangements, understandings or relationships currently exist except as disclosed therein.

Item 7.                      Material to be Filed as Exhibits.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XIUHE LI

By: /s/ Xiuhe Li
Name: Xiuhe Li

Date:   August 27, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROFIT GAIN MANAGEMENT LIMITED.

By: /s/ Xiuhe Li
Name: Xiuhe Li
Title:   Chief Executive Officer

Date:   August 27, 2008